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                                                                    Exhibit 23.1


The Board of Directors
UCAR International Inc.

We consent to the incorporation by reference in each of the Registration Statements of UCAR International Inc. on Form S-3 (Nos. 333-26097 and 333-82417), and on Form S-8 (Nos. 33-95546, 33-95548, 33-95550, 333-02560,
333-02598,  333-36653,  333-82393,  333-82411 and 333-46680) of our report dated
February 15, 2001, relating to the consolidated balance sheets of UCAR International Inc. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 Annual Report on Form 10-K of UCAR International Inc.

/s/ KPMG LLP


Nashville, Tennessee
March 16, 2001